UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 30, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                      Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                     No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary
Date: August 30, 2010

30 August 2010
Resignation of LGL’s Managing Director
Following last Friday’s decision of the National Court of Papua New Guinea which approved the Scheme of Arrangement by which Newcrest Mining Limited (“Newcrest”) will acquire all of the issued shares of Lihir Gold Limited (“LGL”), Graeme Hunt has resigned as Managing Director and Chief Executive Officer effective 29 August 2010.
The others members of the Board — Dr Ross Garnaut (Chairman), Mr Bruce Brook, Dr Peter Cassidy, Dr Michael Etheridge, Lady Winifred Kamit, Mr Geoff Loudon and Mr Alister Maitland — will remain on the Board of LGL until the scheme implementation date (13 September 2010).
Under Mr Hunt’s employment contract (the terms of which were previously disclosed), he has received a gross severance payment of $1,700,000 along with a payment of $1,020,000 as his short term incentive. Mr Hunt will recieve 250,399 LGL shares following the vesting (on a pro rata basis) of the share rights granted to him following the receipt of shareholder approval at the Annual General Meeting held on 5 May 2010.
For further information regarding LGL please contact:
Stuart MacKenzie
Group Secretary
+61 7 3318 3319
+61 408 156 536

Appendix 3Z
Final Director’s Interest Notice
Rule 3.19A.3
Appendix 3Z
Final Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	Lihir Gold Limited

ARBN	069 803 998
We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Graeme Hunt

Date of last notice	1 April 2010

Date that director ceased to be director	29 August 2010
Part 1 — Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
Number & class of securities
Nil.

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice
Part 2 — Director’s relevant interests in securities of which the director is not the registered holder
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities

NIL
Part 3 — Director’s interests in contracts

Detail of contract	Not applicable

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002